UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER:001-25001

CUSIP NUMBER: 64079L204

FORM 12b-25/A

(Amendment No. 1)

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN
☐ Form N-CSR

For Period Ended: March 31, 2022
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: _____________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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EXPLANATORY NOTE

This Amendment No. 1 to Form 12b-25 (this “Amendment”) amends the Form 12b-25 originally filed by Neptune Wellness Solutions Inc. on June 30, 2022 (the “Original Filing”). We are filing this Amendment to amend and a correct a scrivener’s error in Part IV of the Original Filing.

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PART I - REGISTRANT INFORMATION

NEPTUNE WELLNESS SOLUTIONS INC.

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Full Name of Registrant

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Former Name if Applicable

100-545 Promenade du Centropolis

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Address of Principal Executive Office (Street and Number)

Laval, Quebec, Canada H7T 0A3

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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if Needed)

See Attachment A.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Randy Weaver	450	687-2262
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	Yes ☒ No ☐

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the prior fiscal year ended March 31, 2021, the Company reported total revenues of $35.4 million and gross loss (cost of sales in excess of total revenues) of $27.4 million. The Company expects to report total revenues of approximately $48.8 million and gross loss of approximately $7.4 million for the year ended March 31, 2022 ("Fiscal 2022").

In the fourth quarter of Fiscal 2022, the Company expects to report impairment charges relating to its Canadian cannabis asset group of approximately $12.1 million, and impairment and related charges (from the revaluation of the Sprout business call option and impairment on Sprout goodwill and intangibles) of approximately $10.4 million arising from the Company's Sprout business. Additionally, there is substantial doubt that the Company will be able to continue as a going concern. The Company is currently required to actively manage its liquidity and expenses. The current cash balance is expected to be sufficient to operate the business for only the next two to three months under the current business plan. A more detailed discussion of results of operations will be included in the Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Company’s Form 10-K to be filed.

NEPTUNE WELLNESS SOLUTIONS INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2022	By:	/s/ Randy Weaver
	Name:	Randy Weaver
	Title:	Interim Chief Financial Officer

ATTACHMENT A

EXPLANATORY NOTE:

This Form 12b-25: Notification of Late Filing (this “Form 12b-25”) is being filed by Neptune Wellness Solutions Inc. (the “Company”) to seek an extension of the filing deadline for its Annual Report on Form 10-K for the year ended March 31, 2022 (“Annual Report”) pursuant to Rule 12b-25 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The due date for the filing of the Annual Report is June 29, 2022 (the “Filing Deadline”). Pursuant to the filing of this Form 12b-25, the due date for the filing of the Annual Report is being extended to July 14, 2022 (“Extended Filing Deadline”). The Company expects to file its Form 10-K for the year ended March 31, 2022 on or before the Extended Filing Deadline.

Part III – Narrative

The Company hereby confirms that it is unable to file the Annual Report by the Filing Deadline without unreasonable effort or expense for a number of reasons, including the following:

•

The Company determined that it is required to prepare its financial statements in accordance with U.S. GAAP during the year ended March 31, 2022 and to do so on a retrospective basis. As the Company has only recently become subject to these requirements as a result of becoming a domestic registrant, there is significantly greater effort required to complete the required financial statements than if the Company had continued to prepare its financial statement in accordance with its prior financial reporting framework. The Company will report ineffective disclosure controls and procedures and internal controls over financial reporting as of March 31, 2022 in the Company’s Form 10-K to be filed.